

May 31, 2024

Brian J. McDade
Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

      Re: Simon Property Group, Inc.
          Simon Property Group, L.P.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Filed February 22, 2024
          File Nos. 001-14469 and 001-36110

Dear Brian J. McDade:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

1.   We note, on page 98, you indicate that you review properties for impairment and total sales per square foot can impact this assessment. Further, we note on page 60 you disclose that you consider net operating income to be a key operating measure. Please tell us if management considers comparable property NOI and sales per square foot to be key operating measures. If so, please include this disclosure in future Exchange Act periodic reports and tell us how you intend to present it. With respect to sales per square foot please address, as appropriate, the impact inflation has had on this metric.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Stacie Gorman at 202-551-3585 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven E. Fivel